UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

AMENDMENT NO. 3

to

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________

YATRA ONLINE, INC.

(Name of Subject Company)

_____________________________

MAGNA HOLDINGS LTD.

(Offeror)

_____________________________

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

_____________________________

G98338109

(CUSIP Number of Class of Securities)

_____________________________

Anita Mitesh Master
Magna Holdings Ltd.
Director of Operations
c/o Spearfin Ltd
4th Floor Standard Chartered Tower, Cybercity
19 Bank Street, Ebene 72201
Republic of Mauritius
+44 (756) 142-8939

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott N. Naturman

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(202) 837-6000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2026, and amended and restated on September 11, 2026, and amended on September 18, 2026 (together with this Amendment No. 3, the “Schedule TO”), by Magna Holdings Ltd., a British Virgin Islands private company limited by shares (the “Purchaser,” “Magna,” “we” or “us”). The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase up to 20,000,000 outstanding ordinary shares, par value $0.0001 per share (the “Shares”), of Yatra Online, Inc. (the “Company”), at $1.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 11, 2026, as amended by Amendment No. 1 thereto dated September 18, 2026 (collectively, the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which Amendment No. 1 is attached to the Schedule TO as Exhibit (a)(1)(i)(A). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the items of the Schedule TO. Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The Offer expired in accordance with its terms at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on September 25, 2026.

Equiniti Trust Company, LLC, the tender agent for the Offer, has advised the Purchaser that a total of approximately 414,256 Shares were validly tendered into the Offer and not validly withdrawn. As of the Expiration Date, all conditions to the Offer have been satisfied or waived. The Purchaser has accepted such Shares for payment and expects to pay on October 2, 2026, an aggregate amount of $455,681 for all Shares validly tendered and not validly withdrawn, in accordance with the terms of the Offer (excluding fees and other expenses related to the Offer). As a result of the purchase of the Shares in the Offer, the Purchaser will own 0.65% of all outstanding Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2026

MAGNA HOLDINGS LTD.

By:	/s/ Anita Mitesh Master Name: Anita Mitesh Master Title: Director of Operations

By:	/s/ Tanuja Nair Name: Tanuja Nair Title: Director

By:	/s/ Bibi Nafichia Auckbaraullee Name: Bibi Nafichia Auckbaraullee Title: Director